Exhibit 99.23

CONSENT OF GOLDER ASSOCIATES LTD.

Golder Associates Ltd. hereby consents to reference to its name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the report evaluating the Essakane Gold Project in Burkina Faso entitled “IAMGOLD Corporation: Updated Feasibility Study – Essakane Gold Project Burkina Faso”, effective June 3, 2008, readdressed March 3, 2009 (the “Essakane Report”); and (2) the annual information form of the Company dated March 25, 2013, which includes reference to its name in connection with information relating to the Essakane Project, the Essakane Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 25, 2013

GOLDER ASSOCIATES LTD.

/s/ Michael E. Beadle
By:	Michael E. Beadle, P. Eng.
Title:	Associate